02 OCT 21 ЛМ II: 16



St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

9 October 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Michael Coco

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- St.George Bank Launches Fixed Rate Bond Issue
- New Issue Announcement

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1278.

Yours sincerely

Michael Bowan
General Counsel and Secretary

n e w s



r e l e a s e

ST.GEORGE BANK LAUNCHES FIXED RATE BOND ISSUE

9 October 2002
RE021002

St.George Bank Limited announces today the launch of a $300 million Fixed Rate Transferable Deposits ("FRTDs") issue. The FRTDs will mature on 15 July 2005 and, with a coupon of 6.25%, will be fungible with a May 2002 $400 million issue. Pricing is expected to occur on Thursday, 10 October.

The issue will feature St.George Bank as Lead Manager with Macquarie Bank, ABN Amro and UBS Warburg as Co-Managers. The issue of FRTDs consolidates St.George's strategy of maintaining an Australian dollar yield curve of liquid benchmark issues. Secondary market liquidity should be supported by the provision of a Stock Lending Facility of $100 million.

Media Contact: Jeff Sheehan, Chief Manager, Capital Markets
Tel: 02 9320 5510

n e w s



r e l e a s e

ST.GEORGE FIXED RATE BOND PRICED

10 October 2002
RE031002

St.George Bank Limited announces the pricing today of its $300 million Fixed Rate Transferable Deposits ("FRTDs") issue. The issue was priced at a margin of 50.5 basis points over the July 2005 Commonwealth Government bond, offering a yield of 5.495% to investors. This is equivalent to 25 basis points over swap. The coupon is 6.25%.

The FRTDs mature on 15 July 2005 and will be settled on 15 October 2002. The issue was Lead Managed by St.George, with ABN Amro, Macquarie Bank and UBS Warburg as Co-Managers.

The issue partially refinances the maturing $600 million 15 October 2002 benchmark. It consolidates St.George's strategy of establishing an Australian dollar yield curve of liquid benchmark issues as it is fungible with a $400 million 15 July 2005 issue completed in May 2002. A $100 million Stock Lending Facility is also provided by St.George to assist in secondary market liquidity.

St.George is rated A by Standard & Poor's, A2 by Moody's Investors Services and A+ by Fitch Ratings.

Media Contact: Jeff Sheehan, Chief Manager, Capital Markets
Tel: 02 9320 5510
Mobile: 0412 251 194

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be .issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	9,333 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes, with existing fully paid ordinary shares.
	If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

5	Issue price or consideration	Nil

6	Purpose of the issue .(If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Performance Share Plan.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	09/10/02

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	Number	+Class
		498,114,454	Ordinary shares
		3,000,000	PRYMES
		174,965	8.5% unsecured capital notes
		217,134	8.25% unsecured capital notes

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,547	Redeemable preference borrower share
	359,095	Redeemable preference depositor share

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

Appendix 3B
New issue announcement

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

11/3/2002

32   How do ⁺security holders dispose
      of their entitlements (except by sale
      through a broker)?

33   ⁺Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (tick one)

(a)   [X]   Securities described in Part 1

(b)   [   ]   All other securities

               Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee
               incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

*Tick to indicate you are providing the information or
documents*

35   [   ]   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the
               additional ⁺securities, and the number and percentage of additional ⁺securities held by
               those holders

36   [   ]   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional
               ⁺securities setting out the number of holders in the categories
               1 - 1,000
               1,001 - 5,000
               5,001 - 10,000
               10,001 - 100,000
               100,001 and over

37   [   ]   A copy of any trust deed for the additional ⁺securities

(now go to 43)

+ See chapter 19 for defined terms.

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which ⁺quotation is sought	

39	Class of ⁺securities for which quotation is sought	

40   Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	⁺Class
42	Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43   Payment method (tick one)

☐   Cheque attached

☐   Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐   Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

*   The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

*   There is no reason why those ⁺securities should not be granted ⁺quotation.

*   An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

*   Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

*   We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

*   If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted

---

+ See chapter 19 for defined terms.

Appendix 3B
New issue announcement

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....   Date: ....09/10/02.............

                    Secretary

Print name: Rhonda Lee Quan

== == == == ==

ASIC registered agent number 14475

lodging party or agent name ST.GEORGE BANK LIMITED

office, level, building name or PO Box no.

street number & name

suburb/city   state/territory   postcode

telephone (   )

facsimile (   )

DX number   suburb/city

		ASS. ☐	REQ-A ☐
		CASH. ☐	REQ-P ☐
		PROC. ☐	

Australian Securities & Investments Commission   form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

---

company name ST.GEORGE BANK LIMITED

A.C.N. 92 055 513 070

Details of the issue

date of issue (d/m/y) 09 / 10 / 2002   or period of issue (d/m/y)   from   /   /   to   /   /

Class of shares - show only details of shares which have been issued.

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

class code	full title
ORD	ORDINARY FULLY PAID SHARES

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	9,333	NIL	NIL

1.   Have all shares been issued for cash only?   Yes ☐   No ☒
     If Yes, lodge this form. No other forms are required.   **If No**, see item 2

2.   Were some or all of the shares issued under a written contract   Yes ☐   No ☒
     If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
     Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
     If No,   Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name MICHAEL HAROLD SEE BOWAN   capacity SECRETARY

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
-   The time actually spent reading the instructions, working on the question and obtaining the information
-   The time spent by all employees in collecting and providing this information

hrs   mins

sign here   date 10 / 10 / 02

ASIC registered agent number 14475 .

lodging party or agent name ST.GEORGE BANK LIMITED

office, level, building name **or** PO Box no. .

street number & name

suburb/city   state/territory   postcode

telephone ( )

facsimile ( )

DX number   suburb/city

A BARCODE IS NOT

REQUIRED ON THIS

DOCUMENT

ASS. ☐	REQ-A ☐
CASH. ☐	REQ-P ☐
PROC. ☐	

Australian Securities & Investments Commission

Notification of

details of shares issued other than for cash

form **208**

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name ST.GEORGE BANK LIMITED

A.C.N. 92 055 513 070

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
ORD	9,333	09/10/2002

class code	total number of shares issued	date of issue (d/m/y)

class code	total number of shares issued	date of issue (d/m/y)

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y)   /   /

parties to the contract

nature of the contract

☐ **The issue was made under written contract.**

date of the contract (d/m/y)   /   /

parties to the contract

nature of the contract

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution

and/or replaceable rules

☐ The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.

or ☐ The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.

date of relevant resolution or authority (d/m/y)   /   /

summary of the provisions of
the relevant resolution or
other authority

_____

_____

_____

☐ The issue was made in satisfaction or part satisfaction of the purchase price of property.

details of the property:

_____

_____

_____

_____

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	**$**

☒ The issue was made in consideration of services rendered or any other consideration not mentioned above.

details: THE SHARES WERE ISSUED TO ST.GEORGE BANK LIMITED STAFF UNDER THE TERMS OF THE EXECUTIVE PERFORMANCE SHARE PLAN APPROVED BY SHAREHOLDERS AT THE ST.GEORGE BANK LIMITED ANNUAL GENERAL MEETING HELD ON 03 FEBRUARY 1998.

_____

_____

Signature

I certify that the information in this form is true and complete.

print name   MICHAEL BOWAN - SECRETARY capacity

sign here   _[signature]_

10/10/02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
The time actually spent reading the instructions, working on the question and obtaining the information
The time spent by all employees in collecting and providing this information

hrs   mins



St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

4 October 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Michael Coco

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- New Issue Announcement
- St.George's Crusade Reissue Notes Priced

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1278.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	7,200 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes, with existing fully paid ordinary shares. |
| 5 | Issue price or consideration | Nil |
| 6 | Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets) | Shares issued under the St.George Bank Executive Performance Share Plan. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 04/10/02 |

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	498,105,121
3,000,000
174,965
217,134	Ordinary shares
PRYMES
8.5% unsecured capital notes
8.25% unsecured capital notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,547	Redeemable preference borrower share
		359,095	Redeemable preference depositor share

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

Appendix 3B
New issue announcement

20   Names of any underwriters

21   Amount of any underwriting fee or commission

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders

25   If the issue is contingent on ⁺security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do ⁺security holders sell their entitlements *in full* through a broker?

31   How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?

32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	

33	⁺Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   [X]   Securities described in Part 1

(b)   [   ]   All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35   [   ]   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   [   ]   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
      1 - 1,000
      1,001 - 5,000
      5,001 - 10,000
      10,001 - 100,000
      100,001 and over

37   [   ]   A copy of any trust deed for the additional ⁺securities

(now go to 43)

+ See chapter 19 for defined terms.

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	

39	Class of +securities for which quotation is sought	

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

	Number	+Class
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43   Payment method (tick one)

☐   Cheque attached

☐   Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐   Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

• The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

• There is no reason why those +securities should not be granted +quotation.

• An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

• Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

• We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

• If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

Appendix 3B
New issue announcement

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _/s/_

Secretary

Date: ....04/10/02.............

Print name: Michael Bowan

== == == == ==

lodging party or agent name ST.GEORGE BANK LIMITED

office, level, building name **or** PO Box no.

street number & name

suburb/city   state/territory   postcode

telephone (   )

facsimile (   )

DX number   suburb/city

FILE NO: 82-3809

	ASS. ☐	REQ-A ☐
	CASH. ☐	REQ-P ☐
	PROC. ☐	

Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Act 2001
254X(1)

company name ST.GEORGE BANK LIMITED

A.C.N. 92 055 513 070

Details of the issue

date of issue (d/m/y) 04 / 10 / 2002   or period of issue (d/m/y)   from   /   /   to   /   /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARES

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	7,200	NIL	NIL

1.   Have all shares been issued for cash only?   Yes ☐   No ☒
        If Yes, lodge this form. No other forms are required.   **If No**, see item 2

2.   Were some or all of the shares issued under a written contract   Yes ☐   No ☒
        If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
        Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
        If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Signature

I certify that the information in this form is true and complete.

Include
·   The time actually spent reading the instructions, working on the question and obtaining the information
·   The time spent by all employees in collecting and providing this information

print name MICHAEL HAROLD SEE BOWAN   capacity SECRETARY

hrs   mins

ASIC registered agent number 14475

lodging party or agent name ST.GEORGE BANK LIMITED

office, level, building name **or** PO Box no.

street number & name

suburb/city   state/territory   postcode

telephone ( )

facsimile ( )

DX number   suburb/city

A BARCODE IS NOT

REQUIRED ON THIS

DOCUMENT

	ASS. ☐ REQ-A ☐
	CASH. ☐ REQ-P ☐
	PROC. ☐

Australian Securities & Investments Commission

Notification of

details of shares issued other than for cash

form **208**

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

---

company name ST.GEORGE BANK LIMITED

A.C.N. 92 055 513 070

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
ORD	7,200	04/10/2002

class code	total number of shares issued	date of issue (d/m/y)

class code	total number of shares issued	date of issue (d/m/y)

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y)   /   /

parties to the contract

nature of the contract

☐ **The issue was made under written contract.**

date of the contract (d/m/y)   /   /

parties to the contract

nature of the contract

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution

and/or replaceable rules

☐ **The issue was made in satisfaction of a**   **or**   ☐ **The issue was made by using an account or reserve to**
         dividend declared in favour of, but not payable   **pay up, or partly pay up, unissued shares to which the**
         in cash to the shareholders.   *shareholders have become entitled.*

date of relevant resolution or authority   (d/m/y)   /   /
~ *summary of the provisions of*
the relevant resolution or
other authority

☐ **The issue was made in satisfaction or part satisfaction of the purchase price of property.**

details of the property:

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	**$**

☐ **The issue was made in consideration of services rendered or any other consideration not mentioned above.**

details: THE SHARES WERE ISSUED TO ST.GEORGE BANK LIMITED STAFF UNDER THE TERMS OF THE EXECUTIVE PERFORMANCE SHARE PLAN APPROVED BY SHAREHOLDERS AT THE ST.GEORGE BANK LIMITED ANNUAL GENERAL MEETING HELD ON 3 FEBRUARY 1998.

Signature

I certify that the information in this form is true and complete.

print name MICHAEL HAROLD SEE BOWAN, SECRETARY   capacity

sign here

04/10/02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs   mins

n e w s



r e l e a s e

4 October 2002
RE011002

St.George's Crusade Reissue Notes Priced

St.George Bank today announces the pricing of $205.8 million Reissue Notes under its Crusade mortgage-backed securities programme. The Notes priced at 25 basis points over 1 month BBSW.

The issue partially refinances the $345 million Tranche 1F Notes of the Crusade Trust No.1A of 2000 mortgage-backed securities issue. Under the issue's original terms, the Tranche 1F Notes have been called effective 15 October 2002.

The issue comprises a single tranche of floating rate notes with an expected average life of 0.8 years. The Notes are backed by Australian residential mortgage loans originated by St.George and are rated AAA by Standard & Poors and Fitch.

The issue featured Deutsche Bank as Lead Manager with St.George Bank as Co-Manager.

Media Inquiries: Jeff Sheehan, Chief Manager Capital Markets   (02) 9320 5510 or
Rodney Clark, Senior Manager Securitisation   (02) 9320 5736